UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of CFO

On August 1, 2023, Ms. Diyu Jiang (“Ms. Jiang”) notified Bit Brother Limited (the “Company”) of her resignation as the chief financial officer (“CFO”) of the Company and as the chairwoman of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board, effective August 1, 2023. Ms. Jiang has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Ms. Jiang will remain as an independent director of the board of directors (the “Board”) of the Company.

To fill in the vacancy created by the resignation of Ms. Jiang as the CFO of the Company, on August 1, 2023, the Nominating Committee of the Board recommended, and the Board appointed, Ms. Lingyun Li (“Ms. Li”) to serve as the new CFO of the Company, effective August 1, 2023.

Ms. Li, age 33, has demonstrated financial expertise, project management skills, and effective leadership in various organizations and industries throughout her career. She is currently serving as the Head of Finance Department at Bit Brother Limited since June 2022, where she leads various financial initiatives, including project investment and financing, internal control, and fund management. Previously, she held the same role at Changsha Jingyi Pharmaceutical Technology Co. from September 2020 to May 2022, leading B+ round financing and IPO, as well as new drug research and development. She also established management reporting mechanisms and financial BP systems during her tenure. From January 2016 to August 2020, she served as the Head of Finance Department at Hunan Tianjiao Technology Co., where she led the financial standardization model building, project investment and financing, while concurrently managed the Yumo e-commerce platform. Prior to that, she also served as a financial supervisor at China Electronics Group 11th Design Institute from May 2014 to January 2016, and as accounting and departmental assistant at Zoomlion Heavy Industry Co., Ltd from May 2011 to May 2014. Ms. Li obtained her bachelor’s degree from Hunan University, specializing in financial management.

There are no family relationships between Ms. Li and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Li and any other person pursuant to which she was appointed as the Company’s chief financial officer. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Li had, or will have, a direct or indirect material interest.

Ms. Li entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. The employment agreement is qualified in its entirety by reference to the complete text of the employment agreement, which is filed hereto as Exhibit 99.1.

Change of Directors

Resignation of Ms. Yi and Appointment of Ms. Jiang

On August 1, 2023, Ms. Jing Yi (“Ms. Yi”) notified the Company of her resignation as an independent director, the chairwoman of the audit committee (the “Audit Committee”), and a member of the Nominating Committee and the compensation committee (the “Compensation Committee”), effective August 1, 2023. Ms. Yi has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Ms. Yi, on August 1, 2023, the Nominating Committee recommended, and the Board appointed, Ms. Jiang to serve as an independent director of the Company, effective August 1, 2023. Ms. Jiang will also serve as the chairwoman of the Audit Committee, and the member of the Nominating Committee and the Compensation Committee.

Ms. Jiang served as the Company’s chief financial officer from May 11, 2021 to July 31, 2023, and as the Company’s executive director from April 26, 2021 to July 31, 2023. She has been serving as the General Manager of Changsha Hengchuan Financial Consulting Limited since January 2020. From January 2015 to December 2019, Ms. Jiang served as an auditor at Changsha Zhichao United CPA Firm. She also served as a Treasurer at Hunan Sports Industry Group from September 2012 to December 2014. Ms. Jiang holds a bachelor’s degree in accounting from Xiangtan University and is a certified public accountant in the People’s Republic of China.

There are no family relationships between Ms. Jiang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Jiang and any other person pursuant to which she was appointed as an independent director.

Ms. Jiang entered into a director offer letter with the Company, which establishes certain terms and conditions governing her service to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.2.

Resignation of Mr. Song and Appointment of Mr. Liao

On August 1, 2023, Mr. Yunfei Song (“Mr. Song”) notified the Company of his resignation as a director of the Company, effective August 1, 2023. Mr. Song has also advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Song as an independent director of the Company, on August 1, 2023, the Nominating Committee of the Board of the Company recommended, and the Board appointed, Mr. Zhihua Liao (“Mr. Liao”) to serve as an independent director of the Company, effective August 1, 2023. Mr. Liao will also serve as the chairman of the Nominating Committee, and a member of the Audit Committee and Compensation Committee

Mr. Liao, age 32, has years of experience in the investment and digital technology industry and has held various managerial positions throughout his career. He has a proven track record in leading and managing companies in different sectors. Since January 2022, Mr. Liao has served as the General Manager at Bit Brother Limited. In this role, he oversees the overall operations and strategic direction of the company. Prior to that, from January 2021 to January 2022, Mr. Liao served as the Chief Executive Officer at Shenzhen Huayuan Net Reserve Investment Co., Ltd., where he played a key role in driving innovation and fostering collaboration in the intelligent energy center. From June 2018 to December 2021, Mr. Liao held the position of General Manager of the Investment and Finance department at Guangyin Group (Shenzhen) Co., a digital technology company. During his tenure, he played a crucial role in driving the company’s fund raising, client maintenance, financial performance and strategic initiatives. From July 2013 to June 2018, Mr. Liao served as the Managing Director at China Investment Bank (Shenzhen) Investment Co. In this capacity, he provided leadership and guidance to the organization, supervised the company’s accounting process and the standardization of accounting content, and oversaw various aspects of the business.

There are no family relationships between Mr. Liao and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Liao and any other person pursuant to which he was appointed as a director.

Mr. Liao entered into a director offer letter with the Company, which establishes certain terms and conditions governing his service to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.3.

Appointment of Bit Brother NY’s CEO

To fill in the vacancy created by the resignation of Mr. Ralph Leslie Jones as the chief executive officer of Bit Brother New York Inc. (“Bit Brother NY”), a wholly owned subsidiary of the Company on May 26, 2023, the Nominating Committee of the Board of the Company recommended, and the Board appointed, Ms. Li to serve as the chief executive officer of Bit Brother NY, effective August 1, 2023.

There are no family relationships between Ms. Li and any director or executive officer of the Company’s subsidiary. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Li and any other person pursuant to which she was appointed as Bit Brother NY’s CEO. Additionally, there have been no transactions in the past two years to which Bit Brother NY or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Li had, or will have, a direct or indirect material interest.

Bit Brother NY entered into an employment agreement with Ms. Li, which establishes certain terms and conditions governing her service to Bit Brother NY. The employment agreement is qualified in its entirety by reference to the complete text of the document, which is filed hereto as Exhibits 99.4.

Directors and Senior Management

Following the foregoing changes, our current directors and executive officers as of the date of this Form 6-K are as follows:

Name	Position
Xianlong Wu	Chief Executive Officer and Chairman of the Board
Lingyun Li	Chief Financial Officer
Diyu Jiang	Independent Director
Zhihua Liao	Independent Director
Anatoly Danilitskiy	Independent Director

Our Board committee composition as of the date of this Form 6-K is as follows:

	Audit Committee	Nominating Committee	Compensation Committee
Diyu Jiang	Chairwoman	Member	Member
Zhihua Liao	Member	Chairman	Member
Anatoly Danilitskiy	Member	Member	Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Employment Agreement, dated August 1, 2023, by and between Ms. Li and the Company
99.2	Director Offer Letter, dated August 1, 2023, by and between Ms. Jiang and the Company
99.3	Director Offer Letter, dated August 1, 2023, by and between Mr. Liao and the Company
99.4	Employment Agreement, dated August 1, 2023, by and between Ms. Li and Bit Brother NY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Brother Limited

Date: August 2, 2023	By:	/s/ Xianlong Wu
	Name:	Xianlong Wu
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

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